ALTAI
RESOURCES INC.

NEWS RELEASE

CDNX:ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: March 5, 2002

ALTAI RESOURCES INC.'S AFFILIATE GRANTS AN OPTION ON ITS SIBUYAN NICKEL PROPERTY, PHILIPPINES

Altai Resources Inc. (ATI, CDNX; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") announces that its 40% owned affiliate, Altai Philippines Mining Corporation ("APMC") has entered into an option agreement with Geostar Metals Inc. ("Geostar" – GOS, CDNX) of Vancouver on APMC's nickel laterite property on Sibuyan Island, Northern Philippines. Under the option agreement, which is subject to acceptance for filing by the Canadian Venture Exchange, Geostar will have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option. The consideration for granting the option is the issuance of 50,000 common shares of Geostar to APMC.

The Sibuyan Property was explored in the 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan, in search for feed stock for the Japanese ferronickel smelting industry. Geostar believes that the material in the property is potentially a suitable source of raw material for a new processing technology. According to Geostar, that new technology involves leaching nickel from laterite under ambient conditions hence by-passing high pressure leach plant technology, which is very capital intensive and expensive to operate. According to Geostar, the new technology was developed by BHP and will be available to Geostar under an exclusive licensing agreement for most countries of the world.

If Geostar elects to exercise the option to acquire 100 per cent of the mining and processing rights to the property, it will be obligated to make annual payments to APMC of $100,000 in shares or cash at Geostar's option which will be raised to $300,000 (cash only) on the earlier of the first anniversary of the start of mining or the fifth anniversary of the date of the option agreement. APMC shall be entitled to a twenty-five percent (25%) carried net profits interest, with a cap of US$20 million. In addition to the US$20 million maximum payment to APMC, APMC shall be entitled to receive US$0.04 per tonne of ore processed if APMC provides to Geostar six months prior to the option expiry date sufficient exploration data to justify proceeding to a 20-40 tonne bulk test of laterite material. Sixty percent (60%) of all payments due to APMC under the agreement will accrue directly to Altai until it recovers all of its outlays in the Philippines and APMC's debt to Altai is fully repaid. Thereafter the payments will be shared equally by Altai and APMC.

Altai and APMC are endeavoring to produce a scoping study on their high-grade Lahuy Island gold property in the Philippines to make a better informed decision re advancing the property under the prevailing gold prices.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact

Dr. Niyazi Kacira or
President and CEO
Tel: (416) 383-1328 **Fax: (416) 383-1686**
Email: altai@arex.com **Internet: http://www.altairesources.com**

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